

September 23, 2013

Via E-mail
Katrin M. Hoffman
Chief Executive Officer
Seven Arts Entertainment Inc.
8439 Sunset Boulevard, Suite 402
West Hollywood, CA 90069

> **Re:** **Seven Arts Entertainment Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed September 13, 2013**
> **File No. 001-34250**

Dear Ms. Hoffman:

We have reviewed your responses to the comments in our letter dated September 11, 2013 and have the following additional comments.

<u>Proposal No. 3 – Adoption of Amendment to Amended Articles of Incorporation to Increase Authorized Capital Stock, page 9</u>

<u>Purpose of Amendment, page 9</u>

1. We note your response to our prior comment 3 that your current plans regarding the issuance of common stock include "the possible issuances of up to 25,000,000 shares of common stock on exercise (if at all) of [your] warrants as set forth in the draft Registration Statement on Form S-1 filed with the Securities & Exchange Commission on January 23, 2013, amended on March 19, 2013." We also note that the cover page of your prospectus in your Form S-1 states that you are offering 179,283,383 shares of common stock. Please revise your preliminary proxy statement as necessary or advise. In addition, please include the information required by Item 11 of Schedule 14A.

2. We note your response to our prior comment 4 and reissue in part. Please briefly describe the transaction in which the 72,000,000 shares of common stock are to be issued to the holders of convertible securities that "[you] have issued or agreed to issue." Refer to Item 11(c) of Schedule 14A.

3. We note your revised disclosure that you may issue your common or preferred stock in connection with a corporate combination "that has not yet been negotiated." This disclosure appears to be inconsistent with your statement in your August 26, 2013 press release that you have begun negotiations for a corporate combination with a New York investor group and that you expect to announce the definitive terms of a potential

agreement within the next 20 days from the date of the press release. Please revise for consistency or advise. In addition, please disclose all relevant items of Schedule 14A as required by Note A to Schedule 14A, including any financial statements and pro forma information required by such items, or provide an analysis as to why such disclosure regarding the corporate combination announced in your August 26, 2013 press release is not necessary.

Proposal No. 4 – Approval of 2012 Executive Compensation and Annual Approval of Executive Compensation, page 11

4. We note your response to our prior comment 1 and reissue in part. Please unbundle proposal 4 to provide a separate advisory vote to approve the compensation of your named executive officers and a separate advisory vote as to the frequency of future advisory votes to approve the compensation of the named executive officers. In addition, please revise the vote regarding frequency such that shareholders may indicate whether the vote to approve the named executive officers' compensation should occur every one, two or three years, or to abstain from voting and revise your disclosure on page 11 and throughout accordingly. Please also revise the proxy card accordingly.

5. In your presentation of these two separate proposals please include a discussion in each briefly explaining the general effect of each vote, such as whether each such vote is non-binding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

Cc: <u>Via E-mail</u>
       Randolf W. Katz, Esq.
       Baker & Hostetler LLP